Exhibit 16.1

May 22, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated May 21, 2025, of DNOW Inc. and are in agreement with the statements contained in the second sentence of the second paragraph and the third through sixth paragraphs of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP